January 29, 2020

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

       Re: Ideanomics, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q for the Quarter Ended September 30, 2019
           Filed November 14, 2019
           Response Letter Dated January 9, 2020
           File No. 001-35561

Dear Mr. Poor:

       We have reviewed your January 9, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 16, 2019 letter.

Form 10-Q for the Quarter Ended September 30, 2019

Note 1. Nature of Operations and Summary of Significant Accounting Policies Digital Currency, page 10

1. Please expand your disclosure to identify the applications that are currently functional on the GTD block chain and the extent to which GTB token holders have utilized their token holdings to access such applications. Clarify your disclosure to state whether Asia EDX allows such holders to access and use their GTB tokens in exchange for goods and services sold by participating merchants, absent any ability to convert such tokens into fiat.
 Alfred Poor
FirstName LastNameAlfred Poor
Ideanomics, Inc.
Comapany NameIdeanomics, Inc.
January 29, 2020
Page 2
January 29, 2020 Page 2
FirstName LastName
Note 5. Acquisitions and Divestitures
(h) Amer Global Technology Limited ("Amer"), page 17

2. It appears that Amer may be deemed a discontinued operation as your ownership interest was diluted to 0% as of August 31, 2019 and you no longer are involved in the consumer electronics trading business. Accordingly, please revise your presentation and related disclosures as appropriate. Refer to ASC 205-10-15-2, ASC 205-20-451B(b), and ASC
         205-20-50-5.
Overview, page 32

3. We understand from your disclosure elsewhere in your filing that through Asia EDX you distributed and traded GTB tokens in exchange for Bitcoin and Ether. In light of such distribution and trading, the GTB token holders' inability to convert such tokens into fiat, and additionally, the apparent lack of functional applications on the GTD blockchain, please provide us a detailed analysis and your conclusions with respect to the following:
           Explain to us whether GTB tokens may be deemed a security. In this regard, we note your disclosure on page 44 that "speculators and investors who seek to profit from trading and holding GTB currently account for a significant portion of GTB demand." On page 11, you further state that "the value of GTB is determined by the value that various market participants place on GTB through their transactions. GTB holders make or lose money from buying and selling GTB." We also note GTB's trading history which you provided supplementally and your reference to the four-
              part Howey test on page 78 of the Form S-1.
           Tell us whether your distribution of GTB tokens through the Asia EDX in exchange for Bitcoin and Ether may be deemed an initial exchange offering subject to SEC registration.
           Explain how you concluded that GTB tokens held for trading may be characterized as intangible assets. Refer us to your basis in the accounting literature.
           Compare for us your total GTB holdings, including those which are denominated in
              Bitcoin and Ether, to the total GTB circulating supply based on information available through Asia EDX and GT Dollar.
           Explain if and when you will be able to exchange your GTB tokens denominated in
              Bitcoin and Ether into other digital currencies. Since your holdings of GTB tokens denominated in Bitcoin and Ether do not constitute direct holdings of such currencies, please explain to us how the GTB/BTC and GTB/ ETH conversion ratios (per your supplementary materials) were determined and when and how such denominations may be converted into direct holdings. Further clarify if settlement of the exchange transaction is the subject of a futures or forward contract.
           Tell us if you may be deemed a broker/dealer of GTB tokens or a money services business (i.e., an administrator of the GTD blockchain) subject to securities and commodities, money services and transmitter laws which you referenced on pages
              78-79 of your S-1 filing. Please provide us a detailed evaluation of your capacity to distribute and trade GTB tokens in this regard.
 Alfred Poor
Ideanomics, Inc.
January 29, 2020
Page 3

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney at
(202) 551-3778 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameAlfred Poor
                                                            Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                            Office of
Technology
January 29, 2020 Page 3
cc:       William N. Haddad
FirstName LastName